UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 8)*

                        Fidelity Federal Bancorp
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                            (Name of Issuer)

                              Common Stock
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                     (Title of Class of Securities)

                               299333104
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                             (CUSIP Number)

                  Bruce A. Cordingley  (317) 587-0320
          c/o Pedcor Investments, A Limited Liability Company
    8888 Keystone Crossing, Suite 900, Indianapolis, Indiana  46240
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  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                            January 7, 1997
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        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (12-91) Page 1 of 6

                                 SCHEDULE 13D

  CUSIP NO. 299333104                                        PAGE 2 OF 6 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Pedcor Investments, A Limited Liability Company
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
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 3    SEC USE ONLY


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 4    SOURCE OF FUNDS*
      WC of Pedcor Investments, A Limited Liability Company & PF of Bruce A. Cordingley, Gerald K. Pedigo and Sara A. Lentz
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Wyoming, qualified to do business in Indiana
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                     7    SOLE VOTING POWER

     NUMBER OF
                          86,303
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          86,303
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Pedcor Investments, A Limited Liability Company - 52,774; Bruce A. Cordingley - 317; Gerald K. Pedigo - 30,992; Sara A. Lentz - 2,220
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.41%
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14    TYPE OF REPORTING PERSON*
      OO (Limited Liability Company)
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 2 of 6

Schedule 13D Amendment 8
Fidelity Federal Bancorp
Bruce A. Cordingley
c/o Pedcor Investments, A Limited Liability Company
January 20, 1997
Page 1

Item 1.  Security and Issuer
----------------------------

      Common Stock, $1.00 par value (the "Shares")
      Fidelity Federal Bancorp (the "Issuer"),
      18 N.W. Fourth Street, Evansville, Indiana 47708

Item 2.  Identity and Background
--------------------------------

      Unchanged from Amendment 7

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

      Unchanged from Amendment 7

Item 4.  Purpose of Transaction
-------------------------------

      All Shares are held for investment purposes. As described in Item 5(c) below, Pedcor has disposed of Shares, and Pedcor, Mr. Cordingley and Mr. Pedigo may in the future dispose of additional Shares, for a number of reasons, including, without limitation, (i) to diversify their investment holdings, (ii) to make funds available for personal expenditures (including the construction of an addition to the home of Mr. and Mrs. Cordingley), (iii) to reduce personal and/or business debt, and (iv) to take advantage of other investment opportunities, including the opportunity to invest in the securities of other financial institutions (including the shares of closely held financial institutions controlled by Pedcor, Mr. Cordingley, Mr. Pedigo, Mrs. Cordingley, Ms. Lentz and/or Mr. Stoffregen. On December 5, 1996 the Issuer filed a
      Form S-3 Registration Statement under the Securities Act of 1933 with the Securities and Exchange Commission as a shelf registration (the "Registration Statement"). The 110,000 Shares registered under the Registration Statement are Shares owned by Pedcor.

              Mr. Cordingley, Mrs. Cordingley, Mr. Pedigo, Ms. Lentz and Mr. Stoffregen do not have, nor are they aware of, any plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than as described above;




SEC 1746 (12-91) Page 3 of 6

Schedule 13D Amendment 8
Fidelity Federal Bancorp
Bruce A. Cordingley
c/o Pedcor Investments, A Limited Liability Company
January 20, 1997
Page 2

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present Board of Directors or management of the Issuer other than as described above, including any plans or proposals to change the number or term of directors (except for consideration of increasing the board from eight members to nine members) or to fill any existing vacancies on the Board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
              Section 12(g)(4) of the Act; or

      (j)     Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

      (a) The aggregate number of Shares beneficially owned by (i) Pedcor is 52,774 or 2.1% of the outstanding common stock of Issuer (ii) Mr. Cordingley is 317 or 0.01% of the outstanding common stock of Issuer (iii) Mr. Pedigo is 30,992 or 1.2% of the outstanding common stock of Issuer
            (iv) Ms. Lentz is 2,220 or .1% of the outstanding common stock of the Issuer. Mrs. Cordingley and Mr. Stoffregen do not presently own any Shares.




SEC 1746 (12-91) Page 4 of 6

Schedule 13D Amendment 8
Fidelity Federal Bancorp
Bruce A. Cordingley
c/o Pedcor Investments, A Limited Liability Company
January 20, 1997
Page 3

      (b) Pedcor has sole power to vote and sole power to dispose of all of its Shares. Mr. Cordingley, Mr. Pedigo and Ms. Lentz each have the sole power to vote and sole power to dispose of their respective Shares.

      (c)   Transactions effected during the past sixty days.
            -------------------------------------------------

            By Pedcor Investments, A Limited Liability Company:

                  a. On November 25, 1996 sold 2,000 Shares at $10.00 per Share.

                  b. On November 29, 1996 sold 10,300 Shares at $10.00 per Share.

                  c. On December 13, 1996 sold 15,000 Shares at $9.00 per Share.

                  d. On December 16, 1996 sold 7,500 Shares at $9.50 per Share.

                  e. On December 26, 1996 sold 10,000 Shares at $9.125 per Share.

                  f. On January 2, 1997 sold 10,000 Shares at $9.375 per Share.

                  f. On January 7, 1997 sold 10,000 Shares at $9.375 per Share.

            All Shares were disposed of in open market transactions.

      (d)   Not applicable.

      (e)   Not applicable.

Item  6.    Contracts Arrangements, Understanding or Relationships with
-----------------------------------------------------------------------
Respect to Securities of the Issuer
-----------------------------------

      After the sales described in Item 5 above, 44,583 of the Shares owned by Pedcor are pledged to National City Bank of Indiana, Indianapolis, Indiana (the "Bank") as collateral security for obligations of Pedcor to the Bank and as of the date hereof 4,708 of the Shares owned by Pedcor and 40 of the Shares owned by Mr. Cordingley are pledged pursuant to margin agreements with McDonald & Company Securities, Inc. In addition, 3,483 of the Shares owned by Pedcor have been deposited in escrow with Spring Mountain




SEC 1746 (12-91) Page 5 of 6

Schedule 13D Amendment 8
Fidelity Federal Bancorp
Bruce A. Cordingley
c/o Pedcor Investments, A Limited Liability Company
January 20, 1997
Page 4

      Escrow Company pursuant to an Escrow Agreement dated November, 1995 (the "Escrow Agreement"), as security for the purchase of stock in Flagship Bank, fsb. There is no contract, arrangement, understanding or relationship (legal or otherwise) between Pedcor, Mr. Cordingley, Mr. Pedigo or Ms. Lentz and any other person with respect to the Shares, except for the Escrow Agreement and standard default and similar provisions contained in the Pledge Agreement with the Bank and the margin agreements with McDonald & Company Securities, Inc.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

      Unchanged from Amendment 7

Signature
---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 20, 1997       /s/ BRUCE A. CORDINGLEY
                              -----------------------------------------------
                              Bruce A. Cordingley, President
                              Pedcor Investments, A Limited Liability Company

























SEC 1746 (12-91) Page 6 of 6